================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                             -----------------------

                    KRUPP INSURED PLUS II LIMITED PARTNERSHIP
                                (Name of Issuer)

                               DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                       N/A
                                 (CUSIP Number)

                            SCOTT D. SPELFOGEL, ESQ.
                                 GENERAL COUNSEL
                          BERKSHIRE INCOME REALTY, INC.
                          ONE BEACON STREET, SUITE 1500
                           BOSTON, MASSACHUSETTS 02108
                            TEL. NO.: (617) 523-7722
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  APRIL 4, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                      -----------------------------
CUSIP No. N/A                                                      Page  2 of 22
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Berkshire Income Realty-OP, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      3,663,855 Shares
           SHARES               ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
          BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        3,663,855 Shares
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,663,855 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No. N/A                                                      Page  3 of 22
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Berkshire Income Realty, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      3,663,855 Shares
           SHARES               ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
          BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        3,663,855 Shares
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,663,855 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No. N/A                                                      Page  4 of 22
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  BIR GP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      3,663,855 Shares
           SHARES               ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
          BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        3,663,855 Shares
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,663,855 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No. N/A                                                      Page  5 of 22
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  KRF Company, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      3,663,855 Shares
           SHARES               ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
          BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        3,663,855 Shares
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,663,855 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No. N/A                                                      Page  6 of 22
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Krupp Family Limited Partnership - 94
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      3,663,855 Shares
           SHARES               ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
          BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        3,663,855 Shares
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,663,855 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No. N/A                                                      Page  7 of 22
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Douglas Krupp 1980 Family Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      3,663,855 Shares
           SHARES               ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
          BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        3,663,855 Shares
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,663,855 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No. N/A                                                      Page  8 of 22
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The George Krupp 1980 Family Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      3,663,855 Shares
           SHARES               ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
          BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        3,663,855 Shares
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,663,855 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No. N/A                                                      Page  9 of 22
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Douglas Krupp
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      3,663,855 Shares
           SHARES               ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
          BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        3,663,855 Shares
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,663,855 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No. N/A                                                      Page 10 of 22
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  George D. Krupp
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      3,663,855 Shares
           SHARES               ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
          BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        3,663,855 Shares
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,663,855 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

                  This Schedule 13D is filed by the undersigned with respect to the units of depositary receipts representing units of limited partner interests (the "Shares") of Krupp Insured Plus II Limited Partnership, a Massachusetts limited partnership (the "Company"). The address of the principal executive office of the Company is One Beacon Street, Boston, Massachusetts 02108.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) - (c)

                  Berkshire Income Realty-OP, L.P., a Delaware limited partnership ("BIR-OP"), is primarily engaged in the business of acquiring, owning and operating multi-family residential real properties. BIR-OP's business address is One Beacon Street, Suite 1500, Boston, Massachusetts 02108. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Act"), the name, residence or business address and present principal occupation or employment of each general partner and controlling person is set forth below.

                  BIR GP, L.L.C., a Delaware limited liability company ("GP"), owns 100% of the general partnership interests in BIR-OP. Its primary business is to act as the general partner of BIR-OP. GP's business address is One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

                  Berkshire Income Realty, Inc., a Maryland corporation ("BIR"), owns 100% of the preferred limited partnership interests in BIR-OP and 100% of the limited liability company interests of GP. It is primarily engaged in the business of acquiring, owning and operating multi-family residential real properties. BIR's business address is One Beacon Street, Suite 1500, Boston, Massachusetts 02108. Pursuant to Instruction C to Schedule 13D of the Act, the name and present principal occupation or employment of each director, executive officer and controlling person of BIR is listed below. The business address of each of the listed persons is One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

NAME                                    PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                    ----------------------------------

George D. Krupp            Vice-Chairman of the Berkshire Group

David C. Quade             President and Chief Financial Officer of BIR

Randolph G. Hawthorne      Principal of RGH Ventures

Robert M. Kaufman          President and Chief Operating Officer of Phoenix Ltd.

Richard B. Peiser          Michael D. Spear Professor of Real Estate
                           Development at Harvard University

NAME                                    PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                    ----------------------------------

Frank Apesche              Vice President and Treasurer of BIR

Wayne H. Zarozny           Vice President and Corporate Controller of BIR

Christopher M. Nichols     Vice President of BIR

Scott D. Spelfogel         Vice President and Secretary of BIR

Peter F. Donovan           Chief Executive Officer of Berkshire Mortgage Finance

Stephen J. Zaleski         Senior Vice President of Acquisitions of BIR

                  BIR's sole stockholder, KRF Company, L.L.C., is a Delaware limited liability company ("KRF"). KRF's principal business is to acquire real estate related investments. KRF's business address is One Beacon Street, Suite 1500, Boston, Massachusetts 02108. Pursuant to Instruction C to Schedule 13D of the Act, the name and present principal occupation or employment of each director, executive officer and controlling person of KRF is listed below. The business address of each of the listed persons is One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

NAME                                    PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                    ----------------------------------

Douglas Krupp              Co-Chairman and Chief Executive Officer of The
                           Berkshire Group

George D. Krupp            See above.

Frank Apesche              See above.

David C. Quade             See above.

Wayne H. Zarozny           See above.

Claire Umanzio             Vice President of The Berkshire Group

Scott D. Spelfogel         See above.

                  KRF's sole member, the Krupp Family Limited Partnership - 94, is a Massachusetts limited partnership ("KFLP"). KFLP's principal business is to make financial related investments. KFLP's business address is One Beacon Street,

Suite 1500, Boston, Massachusetts 02108. Pursuant to Instruction C to Schedule 13D of the Act, the name and present principal occupation or employment of each general partner and controlling person of KFLP is listed below. The business address of each of the listed persons is One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

NAME                                    PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                    ----------------------------------

George D. Krupp            See above.

Douglas Krupp              See above.

                  KFLP's limited partners are: The George Krupp 1980 Family Trust, a Massachusetts trust (the "GK Trust"), and the Douglas Krupp 1980 Family Trust , a Massachusetts trust (the "DK Trust").

                  The GK Trust was formed for estate planning purposes. The GK Trust's business address is One Beacon Street, Suite 1500, Boston, Massachusetts 02108. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each trustee and controlling person of the GK Trust is as follows:

                                                        PRINCIPAL OCCUPATION OR
NAME              RESIDENCE OR BUSINESS ADDRESS               EMPLOYMENT
----              -----------------------------               ----------

Paul Krupp        85 Devonshire Street, Suite 300       President of Eastern
                  Boston, Massachusetts 02109           Property Association

Lawrence I. Silverstein
                  150 Federal Street                    Partner of Bingham
                  Boston, Massachusetts 02110           McCutchen LLP

                  The DK Trust was formed for estate planning purposes. The DK Trust's business address is One Beacon Street, Suite 1500, Boston, Massachusetts 02108. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each trustee and controlling person of the DK Trust is as follows:

                                                        PRINCIPAL OCCUPATION OR
NAME              RESIDENCE OR BUSINESS ADDRESS               EMPLOYMENT
----              -----------------------------               ----------

Paul Krupp        See above.                            See above.

Lawrence I. Silverstein
                  See above.                            See above.

Vincent O'Reilly  140 Commonwealth Avenue               Distinguished Senior
                  Chestnut Hill, Massachusetts 02467    Lecturer of the Carrol
                                                        Graduate School of
                                                        Management of Boston
                                                        College

                  (d) None of the individuals or entities identified in this Item 2 have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

                  (e) None of the individuals or entities identified in this Item 2 have been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                  (f) Each of the individuals listed above is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On April 4, 2003, BIR completed its offer to exchange 0.0420 share of its 9% Series A Cumulative Redeemable Preferred Stock (the "BIR Preferred Stock") for each Share pursuant to the terms described in its prospectus, dated January 9, 2003, as amended, relating to the BIR Preferred Stock. As a result of the exchange offer, BIR acquired approximately 3,663,855 Shares and, after taking into account fractional Shares tendered and cash paid in lieu of fractional shares of BIR Preferred Stock, BIR issued 152,548 shares of BIR Preferred Stock, having an aggregate liquidation value of $3,813,700. On April 4, 2003, BIR contributed all of these Shares to BIR-OP in exchange for 152,548 preferred limited partnership units of BIR-OP.

                  No monetary consideration was paid by the Reporting Persons to acquire the Shares in connection with the Offer.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired and continue to hold the Shares reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional Shares in one or more transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the Shares in one or more transactions.

                  Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D under the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)

                  BIR-OP

                  As of the date hereof, BIR-OP owns of record 3,663,855 Shares, or 25.0%, of the Company's issued and outstanding Shares.

                  GP

                  GP owns 100% of the general partnership interests in BIR-OP, and by virtue of such interest, GP may be deemed to indirectly beneficially own the 3,663,855 Shares, or 25.0%, of the Company's issued and outstanding Shares owned by BIR-OP.

                  BIR

                  BIR owns 100% of the preferred limited partnership interests in BIR-OP and 100% of the limited liability company interests in GP and by virtue of such interests, BIR may be deemed to indirectly beneficially own the 3,663,855 Shares, or 25.0%, of the Company's issued and outstanding Shares owned by BIR-OP.

                  KRF

                  KRF owns 100% of the common limited partnership interests in BIR-OP and 100% of the common stock of BIR, and by virtue of such interests, KRF may be deemed to indirectly beneficially own the 3,663,855 Shares, or 25.0%, of the Company's issued and outstanding Shares owned by BIR-OP.

                  KFLP

                  KFLP owns 100% of the limited liability company interests in KRF, and by virtue of such interest, KFLP may be deemed to indirectly beneficially own the 3,663,855 Shares, or 25.0%, of the Company's issued and outstanding Shares owned by BIR-OP.

                  GK Trust/DK Trust

                  Each of the GK Trust and the DK Trust owns 50% of the limited partnership interests in KFLP, and by virtue of such interests, the GK Trust and the DK Trust each may be deemed to indirectly beneficially own the 3,663,855 Shares, or 25.0%, of the Company's issued and outstanding Shares owned by BIR-OP. Each of the trustees of the GK Trust and the DK Trust disclaims beneficial ownership of any such Shares that are or may be deemed to be beneficially owned by Douglas Krupp, George D. Krupp, the GK Trust or the DK Trust.

                  George D. Krupp and Douglas Krupp

                  The general partners of KFLP are George D. Krupp and Douglas Krupp, each of whom owns 50% of the general partner interests in KFLP, and by virtue of such interests, George D. Krupp and Douglas Krupp each may be deemed to indirectly beneficially own the 3,663,855 Shares, or 25.0%, of the Company's issued and outstanding Shares owned by BIR-OP.

                  As of the date hereof, except as disclosed in this Item 5(a), none of the individuals and entities listed in Item 2 above owns of record any Shares.

                  (b)

                  BIR-OP

                  BIR-OP has the sole power to direct the vote and to dispose or direct the disposition of 3,663,855 Shares.

                  GP

                  As the sole general partner of BIR-OP, GP has the sole power to direct the vote and to dispose or direct the disposition of 3,663,855 Shares.

                  BIR

                  As the sole member of GP, BIR has the sole power to direct the vote and to dispose or direct the disposition of 3,663,855 Shares.

                  KRF

                  As the sole stockholder of BIR, KRF has the sole power to direct the vote and to dispose or direct the disposition of 3,663,855 Shares.

                  KFLP

                  As the sole member of KRF, KFLP has the sole power to direct the vote and to dispose or direct the disposition of 3,663,855 Shares.

                  George D. Krupp and Douglas Krupp

                  As the general partners of KFLP, each of George D. Krupp and Douglas Krupp have the sole power to direct the vote and to dispose or direct the disposition of 3,663,855 Shares.

                  (c) Other than the transaction described in Item 3 above, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph
(a) has effected any transactions in Shares during the past 60 days.

                  (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares owned by such Reporting Persons.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Pursuant to the limited partnership agreement governing the Company (a copy of which is attached as Exhibit 1 to this Schedule 13D and is incorporated herein by reference), Shares held by "affiliates" of the general partner of the Company may not be voted, and are not deemed to be outstanding for purposes of calculating applicable voting percentage requirements contained in the limited partnership agreement. BIR-OP is an "afffiliate" of the general partner of the Company for purposes of the foregoing provision, and accordingly may not vote the Shares it owns.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  1.* Amended and Restated Agreement of Limited Partnership, dated as of May 29, 1987 (the "Partnership Agreement"), by and among Krupp Plus Corporate (formerly known as Krupp Insured Plus Corp.) and Mortgage Services Partners Limited Partnership, as general partners, Krupp Depositary Corporation, as the Corporate Limited Partners, and those persons who have been admitted to the Partnership as Investor Limited Partners pursuant to the terms of the Partnership Agreement.

                  2.*      Agreement pursuant to Rule 13d-1(k)(1)(iii).

-----------------------------
*  Filed herewith.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 2003


                                BERKSHIRE INCOME REALTY-OP, L.P.

                                By:     BIR GP, L.L.C., its general partner

                                By:     Berkshire Income Realty, Inc., its sole
                                        member

                                By:     /s/ David C. Quade
                                        ---------------------------------------
                                        David C. Quade
                                        President


                                BIR GP, LLC

                                By:     Berkshire Income Realty, Inc., its sole
                                        member

                                By:     /s/ David C. Quade
                                        ---------------------------------------
                                        David C. Quade
                                        President


                                BERKSHIRE INCOME REALTY, INC.

                                By:     /s/ David C. Quade
                                        ---------------------------------------
                                        David C. Quade
                                        President


                                KRF COMPANY, L.L.C.

                                By:     Krupp Family Limited Partnership-94,
                                        its sole member

                                By:     /s/ Douglas Krupp
                                        ---------------------------------------
                                        Douglas Krupp
                                        General Partner

                                KRUPP FAMILY LIMITED
                                PARTNERSHIP-94


                                By:     /s/ Douglas Krupp
                                        ---------------------------------------
                                        Douglas Krupp
                                        General Partner


                                THE GEORGE KRUPP 1980 FAMILY TRUST


                                By:     /s/ Lawrence I. Silverstein
                                        ---------------------------------------
                                        Lawrence I. Silverstein
                                        Trustee


                                THE DOUGLAS KRUPP 1980 FAMILY TRUST


                                By:     /s/ Lawrence I. Silverstein
                                        ---------------------------------------
                                        Lawrence I. Silverstein
                                        Trustee


                                /s/ George D. Krupp
                                -----------------------------------------------
                                George D. Krupp


                                /s/ Douglas Krupp
                                -----------------------------------------------
                                Douglas Krupp

                                  EXHIBIT INDEX
                                  -------------

                  1.* Amended and Restated Agreement of Limited Partnership, dated as of May 29, 1987 (the "Partnership Agreement"), by and among Krupp Plus Corporate (formerly known as Krupp Insured Plus Corp.) and Mortgage Services Partners Limited Partnership, as general partners, Krupp Depositary Corporation, as the Corporate Limited Partners, and those persons who have been admitted to the Partnership as Investor Limited Partners pursuant to the terms of the Partnership Agreement.

                  2.*      Agreement pursuant to Rule 13d-1(k)(1)(iii).


-----------------------------
*  Filed herewith.